UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934


                Counsellors Tandem Securities Fund, Inc.
                            (Name of Issuer)


                     5.375% Preferred Stock; Par $.01
                     (Title of Class of Securities)


                                2222699A2
                             (CUSIP Number)

Check the following box if a fee is being paid with the statement *****
                                                                  * X *
                                                                  *****.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 2222699A2                13G                 Page 2 of 5 Pages
*********************************************************************
*     1 NAME OF REPORTING PERSON                                    *
*       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           *
*       Columbia/HCA Healthcare Corporation.  Shares held through   *
*       its wholly owned subsidiary, Health Care Indemnity, Inc.    *
*       (See Note 1)                                                *
*       75-2497104                                                  *
*                                                                   *
*___________________________________________________________________*
*                                                                   *
*     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           *
*                                               (a)   #####         *
*                                                     #   #         *
*                                                     #####         *
*                                                                   *
*                                               (b)   #####.        *
*                                                     #   #         *
*                                                     #####         *
*___________________________________________________________________*
*     3 SEC USE ONLY                                                *
*                                                                   *
*___________________________________________________________________*
*     4 CITIZENSHIP OR PLACE OF ORGANIZATION                        *
*                                                                   *
*       Delaware                                                    *
*___________________________________________________________________*
*                                                                   *
************** 5        SOLE VOTING POWER                           *
*            *          40,000                                      *
*            *                                                      *
*            *______________________________________________________*
* Number of  *                                                      *
*   Shares   * 6        SHARED VOTING POWER                         *
*Beneficially*          N/A                                         *
*  Owned by  *______________________________________________________*
*   Each     *                                                      *
* Reporting  * 7        SOLE DISPOSITIVE POWER                      *
*  Person    *          40,000                                      *
*   with     *______________________________________________________*
*            *                                                      *
*            * 8        SHARED DISPOSITIVE POWER                    *
*            *          N/A                                         *
**************______________________________________________________*
*   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *
*                       40,000                                      *
*___________________________________________________________________*
*  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9 EXCLUDES          *
*     CERTAIN SHARES)                                       #####   *
*     N/A                                                   #   #   *
*                                                           #####   *
*___________________________________________________________________*
*                                                                   *
*  11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)             *
*     6.7% (See Note 1)                                             *
*___________________________________________________________________*
*  12 TYPE OF REPORTING PERSON                                      *
*                                                                   *
*       CO                                                          *
*********************************************************************

CUSIP No. 2222699A2                                   Page 3 of 5 pages

ITEM 1(a)   Name of Issuer:
                   Counsellors Tandem Securities Fund, Inc.

ITEM 1(b)   Address of Issuer's Principal Executive Office:
                   466 Lexington Avenue
                   New York, New York 10017-3147

ITEM 2(a)   Name of Person Filing:
                   Columbia/HCA Healthcare Corporation on behalf of subsidiary Health Care Indemnity, Inc.

ITEM 2(b)   Address of Principal Business Office or, if none, residence:
                   201 West Main Street
                   Louisville, Kentucky 40202

ITEM 2(c)   Citizenship:
                   Delaware

ITEM 2(d)   Title of Class of Securities:
                   5.375% Preferred Stock; Par $.01

ITEM 2(e)   Cusip Number:
                   2222699A2

ITEM 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

      (a)    ( )   Broker or Dealer registered under Section 15 of the Act.
      (b)    ( )   Bank as defined in Section 3(a)(6) of the Act.
      (c)    (X)   Insurance Company as defined in Section 3(a)(19) of the
                   Act.
      (d)    ( )   Investment Company registered under Section 8 of the
                   Investment Company Act.
      (e)    ( )   Investment Adviser registered under Section 203 of the
                   Investment Advisers Act of 1940.
      (f)    ( )   Employee Benefit Plan, Pension Fund which is subject to
                   provisions of the Employee Retirement Income Security
                   Act of 1974 or Endowment Fund; see
                   Rule.13d-a(b)(1)(ii)(F).
      (g)    ( )   Parent Holding Company in accordance with
                   Rule.13d-1(b)(ii)(G).
      (h)    ( )   Group, in accordance with Rule.13d-a(b)(1)(ii)(H).

ITEM 4       Ownership:

      (a)    Amount Beneficially owned:
                  40,000
      (b)    Percent of Class:
                  6.7% (See Note 1)
      (c)    Number of shares as to which such person has:

             (  i) Sole power to vote or to direct the vote:  40,000
             ( ii) Shared power to vote or to direct the vote:  N/A
             (iii) Sole power to dispose or to direct the disposition of:
                   40,000
             ( iv) Shared power to dispose or to direct the disposition of:
                   N/A

CUSIP No. 2222699A2                                    Page 4 of 5 Pages


ITEM 5 Ownership of Five Percent or Less of a Class: If this statement is being filed to report that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).
                   N/A

ITEM 6       Ownership of More than Five Percent on Behalf of Another
             Person.
                   N/A

ITEM 7 Identification and Classification of the subsidiary which acquired the security being reported on by the Parent Holding
             Company:

      Note 1

                   Health Care Indemnity, Inc., a wholly owned subsidiary of Columbia/HCA Healthcare Corporation owns 40,000 shares of the 5.375% Preferred Stock in its investment portfolio. Percentage is based on 600,000 shares of 5.375% Preferred Stock outstanding at January 31, 1994.

ITEM 8       Identification and Classification of Members of the Group.
                   N/A

ITEM 9       Notice of Dissolution of Group
                   N/A



ITEM 10 By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 1994

                                      Columbia/HCA Healthcare Corporation

                                          By:

                                          Stephen T. Braun
                                          Senior Vice President